Filed pursuant to Rule 424(b)(2)
Registration No. 333-40362

PROSPECTUS SUPPLEMENT

(To prospectus dated July 24, 2000)

$150,000,000

Laclede Gas Company

$50,000,000 First Mortgage Bonds, 5 1/2% Series due May 1, 2019

$100,000,000 First Mortgage Bonds, 6% Series due May 1, 2034

We will pay interest on the New Bonds on May 1 and November 1 of each year, beginning November 1, 2004. The New Bonds will be issued in denominations of $1,000. The Series 2019 Bonds will mature on May 1, 2019, and the Series 2034 Bonds will mature on May 1, 2034. We may redeem some or all of each series of the New Bonds as described herein, including at any time at the “make-whole” redemption price discussed in this prospectus supplement under the heading “Description of New Bonds — Redemption.”

The New Bonds will be secured equally with all other bonds outstanding or hereafter issued under our Mortgage and Deed of Trust.

Investing in the New Bonds involves risks that are discussed in the “ Risk Factors” section beginning on page S-4 of this prospectus supplement.

	Public Offering Price(1)	Underwriting Discount	Proceeds Before Expenses
Per Series 2019 Bond	99.585%	.750%	98.835%
Total	$49,792,500	$375,000	$49,417,500
Per Series 2034 Bond	99.434%	.875%	98.559%
Total	$99,434,000	$875,000	$98,559,000

(1)	Plus accrued interest from April 28, 2004, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The New Bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about April 28, 2004.

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

Piper Jaffray

BNY Capital Markets, Inc.

Comerica Securities, Inc.

The date of this prospectus supplement is April 21, 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement, or the date of the accompanying prospectus, as applicable.

This document is in two parts. The first part is this prospectus supplement that describes the terms of the offering of the New Bonds and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus that gives more general information. If the description of the offering varies between this prospectus supplement and the accompany prospectus, you should rely on the information in this prospectus supplement.

Unless the context otherwise indicates, the words “Company,” “we,” “our” and “us” refer to Laclede Gas Company.

Prospectus Supplement

FORWARD-LOOKING STATEMENTS

Some matters included or incorporated by reference in this prospectus supplement and the accompanying prospectus, excluding historical information, include forward-looking statements. Words such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events;

•	economic, competitive, political and regulatory conditions;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

•	recovery of costs

•	franchise renewals

•	environmental or safety matters

•	taxes

•	accounting standards;

•	the results of litigation;

•	retention, ability to attract, ability to collect from and conservation efforts of customers;

•	capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

You are urged to consider the risks, uncertainties and other factors that could affect our business included or incorporated by reference in this prospectus supplement and the accompanying prospectus. All of these forward-looking statements rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

LACLEDE GAS COMPANY

We are a public utility that principally distributes and transports natural gas to the public in the City of St. Louis and surrounding counties in eastern Missouri with over 630,000 customers. In addition, we operate underground natural gas storage fields. We are subject to the jurisdiction of the Missouri Public Service Commission, which has authority to regulate substantially all phases of public utility business in Missouri, including our issuance of long-term debt. We are a subsidiary of The Laclede Group, Inc., a holding company exempt from regulation under the Public Utility Holding Company Act of 1935. The New Bonds are not obligations of, nor guaranteed by, The Laclede Group, Inc. Our principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101. Our telephone number is 314-342-0500.

RISK FACTORS

In considering whether to purchase the New Bonds, you should carefully consider the following risk factors:

Risks related to the regulation of our utility business could impact rates we are able to charge, our costs and our profitability.

We are regulated by the Missouri Public Service Commission. This authority regulates many aspects of our distribution operations, including construction and maintenance of facilities, operations, safety, the rates that we may charge customers and the rate of return that we are allowed to realize. Our ability to obtain rate increases and rate supplements to maintain the current rate of return depends upon regulatory discretion, and there can be no assurance that we will be able to obtain rate increases or rate supplements or continue receiving the current authorized rates of return.

Hedging procedures may not fully protect our sales and results of operations from volatility, and the use of derivative contracts in the normal course of business could result in financial losses.

To lower financial exposure to commodity price fluctuations, we enter into contracts to hedge the commodity price of our natural gas supplies. As part of this strategy, we may use fixed-price, forward, physical purchase contracts, futures, and option contracts traded on the NYMEX. However, we do not hedge the entire exposure of energy assets or positions to market price volatility, and the coverage will vary over time. Any costs, gains or losses we experience through our hedging procedures generally flow through our purchased gas adjustment clause, thereby limiting our exposure to volatility. However, these procedures remain subject to prudency review by the public service commission.

Our liquidity and, in certain circumstances, our results of operations could be adversely affected by the cost of purchasing natural gas during periods in which natural gas prices are rising significantly.

Our tariff rate schedules contain purchased gas adjustment clauses that permit us to file for rate adjustments to recover increases in the cost of purchased gas. Increases in the cost of purchased gas have no direct impact on profit margins, but do affect cash flows and can therefore impact the amount of our capital resources. Currently we are allowed to adjust the gas cost component of our rates in January, March, June and November. Increases in the prices we charge for gas could lead customers to reduce usage and adversely affect our revenues. We have used short-term borrowings in the past to finance storage inventories and purchased gas costs, and we expect to do so in the future.

A downgrade in our credit rating could negatively affect our ability to access capital.

Standard & Poor’s Ratings Group, Moody’s Investor Service, Inc., and Fitch, Inc. from time to time implement new requirements for various ratings levels. To maintain our current credit ratings in light of any new requirements, we may find it necessary to take steps or change our business plans in ways that may affect our results of operations.

Currently our first mortgage bonds are rated A by Standard & Poor’s, A3 by Moody’s and A+ by Fitch. Our commercial paper currently is rated A-1 and P-2 by Standard & Poor’s and Moody’s, respectively. If the rating agencies lowered our ratings, particularly below investment grade, it may significantly limit our access to the commercial paper market and would increase our costs of borrowing. In addition, we would likely be required to pay a higher interest rate in future financings and our potential pool of investors and funding sources would likely decrease.

Failure to negotiate certain of our labor agreements that expire in the fourth quarter of fiscal year 2004 may adversely affect our results of operations and financial condition.

Some of our employees are represented by the Paper, Allied-Industrial, Chemical & Energy Workers International Union. These employees comprise approximately 70% of our workforce. The labor agreements covering these employees will expire on July 31, 2004. We cannot predict what issues may be raised by the collective bargaining units and, if raised, whether negotiations concerning such issues will be successfully concluded. Labor agreements covering 6% of our employees were renewed in 2001 for terms expiring in April 2005.

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs.

There are inherent in gas distribution activities a variety of hazards and operations risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practices we maintain insurance against some, but not all, of these risks and losses. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events not fully covered by insurance could adversely affect our financial position and results of operations.

USE OF PROCEEDS

We will use the net proceeds from the sale of the New Bonds to reduce our short-term borrowings, to redeem at par $50 million principal amount of our 6  5/8% first mortgage bonds on or after June 15, 2004, to pay at maturity $25 million principal amount of our 8 ½% first mortgage bonds in November 2004, and for general corporate purposes. As of December 31, 2003, our outstanding short-term debt was $265.6 million and bore interest at a weighted average rate of 1.25% per annum. We used the proceeds of short-term debt, some of which is to be repaid with the net proceeds of this offering, to pay gas supply costs and to make capital expenditures for assets acquired in the ordinary course of business, including construction and office equipment, and to retire $25 million principal amount of our 6 ¼% first mortgage bonds that matured in May 2003.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

Fiscal Years Ended September 30,					Twelve Months Ended December 31, 2003
1999	2000	2001	2002	2003
2.9	2.6	2.6	2.2	3.2	3.4

In computing these ratios, “earnings” consist of income before taxes and fixed charges. “Fixed charges” consist of all interest expense and the portion of rentals representing interest. We currently estimate the portion of rentals representing interest to be one-third.

DESCRIPTION OF NEW BONDS

This description of the particular terms of the New Bonds supplements and should be read in conjunction with the statements under “Description of First Mortgage Bonds” in the accompanying prospectus. The description of certain provisions of the New Bonds and our Mortgage does not purport to be complete and is subject to and is qualified in its entirety by reference to the description in the accompanying prospectus and our Mortgage.

General

The Series 2019 Bonds with an aggregate principal amount of $50 million will mature on May 1, 2019. The Series 2034 Bonds with an aggregate principal amount of $100 million will mature on May 1, 2034. We may redeem the New Bonds prior to maturity as set forth below. Additional information describing the New Bonds and our Mortgage under which they are to be issued is included in “Description of First Mortgage Bonds” in the accompanying prospectus.

Interest

We will pay interest on the New Bonds at the annual rates set forth on the cover page of this prospectus supplement, which will accrue from April 28, 2004. We will pay interest on May 1 and November 1 of each year beginning on November 1, 2004 to holders of record at the close of business on the immediately preceding April 15 or October 15, respectively.

Redemption at Our Option

We may redeem each series of the New Bonds prior to maturity, as described below. The New Bonds will not be entitled to the benefit of any sinking fund, which means that we will not deposit money on a regular basis into any separate custodial account to repay the New Bonds.

We will have the right to redeem each series of the New Bonds, in whole or in part, at our option, at any time and from time to time prior to its stated maturity:

•	in whole if substantially all of our property subject to the Mortgage is taken by eminent domain or sold to a governmental body or its designee;

•	in whole or in part through the maintenance and improvement fund under the Mortgage to the extent any cash is paid to the trustee in accordance with the requirements of that fund; or

•	in whole or in part, at our option, at any time or from time to time through a “make-whole” redemption feature.

In each of the first two cases, the redemption price would be equal to 100% of the principal amount of the New Bonds being redeemed, plus accrued interest to the redemption date, without premium. If we redeem all or any part of a series of the New Bonds under the “make-whole” redemption feature, we will pay a redemption price equal to the greater of:

•	100% of the principal amount of the New Bonds being redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the New Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus .20%

plus, in each case, accrued interest on the New Bonds being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading that represents the average of the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that reports yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the New Bonds to be redeemed, yield for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury Security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the New Bonds to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New Bonds to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date,

(1)	the average of five Reference Treasury Dealer Quotations for the redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or

(2)	if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations.

“H.15(519)” means the weekly statistical release entitled “H.15(519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“Independent Investment Banker” means the Reference Treasury Dealer.

“Reference Treasury Dealer” means Merrill Lynch Government Securities, Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

If, at the time notice of redemption is given, the redemption moneys are not held by the trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and the notice shall be of no effect unless such moneys are so received. If the redemption notice is given and funds deposited as required by the supplemental indentures to our Mortgage relating to the New Bonds, then interest will cease to accrue on and after the redemption date on the New Bonds or portions of New Bonds called for redemption. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay. If we do not deposit redemption moneys on or before the date fixed for redemption, the principal amount of the New Bonds called for redemption will continue to bear interest at the rate indicated on the cover page of this prospectus supplement until paid.

In each instance of redemption, we will give registered holders (which, as long as the New Bonds are in the book-entry only system, will be DTC or its nominee or a successor depository) at least 30 days’, and not more than 90 days’, notice of any redemption. On and after the redemption date, unless we shall default in the payment of the redemption price and interest accrued on the New Bonds to the date fixed for redemption, interest on the New Bonds or the portions of the New Bonds called for redemption shall cease to accrue. A completed default under our Mortgage may occur if we fail to deposit money for the redemption with the trustee by the tenth day after the redemption date. If any New Bond called for redemption is not paid upon surrender for redemption, the principal shall, until paid, bear interest from the redemption date at the rate indicated on the cover page of this prospectus supplement until paid.

Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), we or our affiliates may, at any time and from time to time, purchase outstanding New Bonds by tender, in the open market or by private agreement.

Trustee

UMB Bank & Trust, n.a. is the trustee under our Mortgage. It is presently contemplated that UMB Bank & Trust, n.a. may also be the trustee under one or more indentures under which we or our parent company may issue unsecured debt securities. UMB Bank, n.a., an affiliate of the trustee, serves as transfer agent for our preferred stock, transfer agent for our parent company’s common stock, rights agent for our parent company’s preferred share purchase rights, and plan agent for our parent company’s dividend reinvestment and stock purchase plan. We also have lines of credit from UMB Bank, n.a., an affiliate of the trustee.

Book-Entry Only

General

The New Bonds will be represented by one or more global securities for each series that will be deposited with, or on behalf of, and registered in the name of DTC or its nominee. This means that we will not issue certificates to you for the New Bonds. Each global security will be issued to DTC, which will keep a computerized record of its participants, known as direct participants, whose clients have purchased the New Bonds. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Each participant will then keep a record of its clients. Unless a global security is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in a global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its direct participants. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies, known as indirect participants, that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and NASD.

DTC has advised us that DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

Purchases under the DTC System

When you purchase New Bonds through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the New Bonds on DTC’s records. Because you actually own the New Bonds, you are the beneficial owner. Your ownership interest will be recorded only on the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the New Bonds. DTC’s records show only the identity of the direct participants and the amount of the New Bonds held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. As a result, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers.

Payments under the DTC System

The trustee will wire payments on the New Bonds to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner and holder of each global security representing New Bonds for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

Any redemption notices will be sent by us and the trustee directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial owner. If less than all the New Bonds are being redeemed, DTC’s practice is to choose by lot the amount of the interest of each direct participant to be redeemed. The direct participant will then use an appropriate method to allocate the redemption among its beneficial owners.

It is DTC’s current practice, upon receipt of any payment, to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with New Bonds on a record date, by using an omnibus proxy. Payments by direct participants to owners of beneficial interests in the global securities, and voting by direct participants, will be based on the customary practices between the direct participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the direct participants and not of DTC, the trustee or us.

Exchange of Global Securities

The New Bonds represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC elects to discontinue its services as depositary and a successor depositary is not appointed by the trust within 90 days;

•	a completed default has occurred and is continuing under our Mortgage; or

•	we elect to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

If the book-entry system is discontinued for either series of New Bonds, we will issue New Bonds of that series in definitive form in exchange for the entire global security representing such New Bonds. In addition, we may at any time, and in our sole discretion, determine not to have either series of New Bonds represented by a global security and, in that event, will issue New Bonds in definitive form in exchange for the global security representing such New Bonds. In any such instance, an owner of a beneficial interest in the global security will be entitled to physical delivery in definitive form of New Bonds represented by the global security equal in principal amount to the beneficial interest and to have the New Bonds registered in its name. New Bonds so issued in definitive form will be issued as registered New Bonds in denominations that are integral multiples of $1,000.

UNDERWRITING

General

Subject to the terms and conditions of an underwriting agreement dated the date of this prospectus supplement between us and the underwriters, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from us, the principal amounts of the New Bonds listed opposite their names below.

	Principal Amount of Series 2019 Bonds	Principal Amount of Series 2034 Bonds
Underwriters
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$33,750,000	$67,500,000
A.G. Edwards & Sons, Inc.	6,250,000	12,500,000
Piper Jaffray & Co.	6,250,000	12,500,000
BNY Capital Markets, Inc.	1,875,000	3,750,000
Comerica Securities, Inc.	1,875,000	3,750,000

Total	$50,000,000	$100,000,000

The underwriters have agreed to purchase all of the New Bonds sold pursuant to the underwriting agreement if any are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the New Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the New Bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose to offer the New Bonds directly to the public at the public offering prices set forth on the cover page of this prospectus supplement, and to securities dealers at those prices less a concession not to exceed .45% of the principal amount of the Series 2019 Bonds and .5% of the principal amount of the Series 2034 Bonds. The underwriters may allow, and the dealers may reallow, a concession not to exceed .25% of the principal amount of the Series 2019 Bonds and .25% of the principal amount of the Series 2034 Bonds to other dealers. After the New Bonds are released for sale to the public, the public offering prices, concessions and discounts may be changed.

The expenses of the offering, including rating agency fees, trustee’s fees, independent auditors’ fees and legal fees, but not including underwriting discounts, are estimated to be $150,000 and are payable by us.

New Issue of Bonds

The New Bonds are new issues of securities with no established trading market. We do not intend to apply for listing of the New Bonds on any national securities exchange or for quotation of the New Bonds on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the New Bonds after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the New Bonds or that an active public market for the New Bonds will develop. If an active public trading market for the New Bonds does not develop, the market prices and liquidity of the New Bonds may be adversely affected.

Price Stabilization and Short Positions

In connection with this offer, the underwriters are permitted to engage in transactions that stabilize the market prices of the New Bonds. Such transactions consist of bids or purchases to peg, fix or maintain the prices of the New Bonds. If the underwriters create a short position in the New Bonds in connection with the offering, i.e., if they sell more New Bonds than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing New Bonds in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the New Bonds. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the New Bonds. As a result, the price of the New Bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, various general financing and banking transactions with us and our affiliates for customary compensation.

LEGAL MATTERS

The legality of the New Bonds will be passed on for us by Thompson Coburn LLP, St. Louis, Missouri and Mary C. Kullman, our Secretary and Associate General Counsel. Certain legal matters will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York.

EXPERTS

The financial statements and schedule incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended September 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$350,000,000

LACLEDE GAS COMPANY

First Mortgage Bonds

We may offer from time to time our first mortgage bonds.

We will provide specific terms of any first mortgage bonds we offer, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully.

We may offer our first mortgage bonds directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The “Plan of Distribution” section of this prospectus also provides more information on this topic.

Our principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101 and our telephone number is (314) 342-0500.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR

DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 24, 2000

Laclede Gas Company

We are a public utility that distributes and transports natural gas. We serve approximately 637,000 customers as of March 31, 2000 in the City of St. Louis, St. Louis County and parts of eight other counties in eastern Missouri and are subject to the jurisdiction of the Missouri Public Service Commission. Generally, we sell gas for househeating, certain other household uses, and commercial and industrial space heating. In addition, we operate underground natural gas storage fields and transport and store liquid propane. We have also invested in other minor, non-utility businesses.

For the three months ended March 31, 2000, we had operating utility revenues of $230 million, approximately 63% of which came from sales to residential customers and 25% from sales to commercial and industrial customers. The balance of our utility operating revenues are primarily attributable to our off-system sales, gas supply incentive plan and transportation service. Due to the seasonal nature of our business, earnings are typically concentrated in the first six months of the fiscal year, which generally corresponds with the heating season.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings also are available to you at the SEC’s website at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the first mortgage bonds offered by this prospectus or they are removed from registration by means of a post-effective amendment. Any of those future filings will update, supercede and replace the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

•	Annual Report on Form 10-K for the fiscal year ended September 30, 1999.

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1999 and March 31, 2000.

•	Current Reports on Form 8-K filed on October 29, 1999 and January 28, 2000.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Corporate Secretary

Laclede Gas Company

720 Olive Street

St. Louis, Missouri 63101

314-342-0531

You should rely only on the information contained in, or incorporated by reference in, this prospectus and any prospectus supplement. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of such documents.

Ratio of Earnings to Fixed Charges

The following table shows our ratio of earnings to fixed charges for the periods indicated:

	Fiscal Years Ended September 30,
Twelve Months ended March 31, 2000	1999	1998	1997	1996	1995
2.79	2.93	3.01	3.62	3.81	2.65

Use of Proceeds

Except as may be set forth in any prospectus supplement, the net proceeds from the sale of our first mortgage bonds will be used to reduce short-term debt, to redeem or discharge certain maturing long-term indebtedness, to finance a portion of our capital expenditures, to reimburse our treasury, for corporate development purposes including, without limitation, acquisitions made by us, and for other general corporate purposes.

Description of First Mortgage Bonds

General.    The first mortgage bonds offered by this prospectus are to be issued under our Mortgage and Deed of Trust, dated as of February 1, 1945, to Mississippi Valley Trust Company, as trustee. State Street Bank and Trust Company of Missouri, N.A., is the current trustee. The Mortgage and Deed of Trust as supplemented and amended and as may be further supplemented and amended is referred to as the “Mortgage.” The following description sets forth certain general terms and provisions of our first mortgage bonds and the Mortgage. You should read the Mortgage for provisions that may be important to you. We will describe the particular terms of any series of first mortgage bonds and provisions that vary from those described below in one or more prospectus supplements.

The prospectus supplement relating to any series of first mortgage bonds being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

•	the date or dates on which the principal of the first mortgage bonds will be payable and how it will be paid;

•	the rate or rates at which the first mortgage bonds will bear interest;

•	the place for payment and for the registration and transfer of the first mortgage bonds;

•	the date or dates from which interest on the first mortgage bonds will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

•	any date or dates on which, and the price or prices at which, the first mortgage bonds may be redeemed at our option and any restrictions on such redemption;

•	any sinking fund or other provisions or options held by holders of first mortgage bonds that would obligate us to repurchase or otherwise redeem the first mortgage bonds; and

•	any other terms of the first mortgage bonds not inconsistent with terms of the Mortgage.

Payment and Paying Agent.    Interest on the first mortgage bonds payable on the applicable interest payment date will be paid to the person in whose name the first mortgage bond is registered at the close of business on the record date for the interest payment date. However, if we default in the payment of interest on any first mortgage bond, the defaulted interest will be paid to the person in whose name the first mortgage bond is registered on the date of payment of such defaulted interest. (See Supplemental Indenture Section 2.7.)

Unless otherwise specified in the prospectus supplement, principal and interest on first mortgage bonds at maturity will be paid upon presentation of the first mortgage bonds at the corporate trust office of the trustee in The City of New York as paying agent for us. We may change the place of payment on the first mortgage bonds, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion. (See Mortgage Sections 9.03 and 9.04.)

Registration and Transfer.    The first mortgage bonds will be issued only as fully registered bonds without coupons and in the denomination of $1,000, and, at our option, in any multiple or multiples of $1,000 and will be exchangeable for other first mortgage bonds of the same series in other authorized denominations, for a like aggregate principal amount. The Mortgage allows us at our option to charge up to two dollars per first mortgage bond for a transfer or exchange as well as a sum sufficient to cover any applicable taxes or other governmental charges in either case. (See Mortgage Section 2.05.) Unless otherwise specified in the applicable prospectus supplement, transfers and exchanges of the first mortgage bonds may be made at State Street Bank and Trust Company of Missouri, N.A., One Metropolitan Square, St. Louis, Missouri 63101. We are not required to make transfers or exchanges of first mortgage bonds:

•	for a period of ten days prior to an interest payment date;

•	for a period of fifteen days prior to the selection of first mortgage bonds for redemption; or

•	called or selected for redemption in full.

(See Supplemental Indenture Section 2.8 and Mortgage Section 2.05.)

Satisfaction and Discharge.    We will be discharged from our obligations on the first mortgage bonds, or any portion of the principal amount of the first mortgage bonds, if we irrevocably deposit with the trustee sufficient cash to pay the principal, or portion of principal, interest and any other sums when due on the first mortgage bonds at their maturity, stated maturity date or redemption. (See Mortgage Section 19.01.)

The Mortgage will be deemed satisfied and discharged when no first mortgage bonds issued under the Mortgage remain outstanding and when we have paid all other sums payable by us under the Mortgage. (See Mortgage Section 19.01.)

Consolidation, Merger and Sale of Assets.    The Mortgage does not prevent our consolidation with or merger into another corporation or our sale or lease of all or substantially all of the mortgaged property to a corporation provided:

•	we effect the transaction so as to preserve and not impair the lien of the Mortgage;

•	any lease is subject to immediate termination by (a) us or the trustee at any time during a completed default under the Mortgage and (b) a purchaser of the property at a sale under the Mortgage; and

•	the payment of the principal and interest of all first mortgage bonds issued under the Mortgage and the performance and observance of all of our covenants and conditions in the Mortgage are expressly assumed by the successor corporation.

(See Mortgage Section 17.01.)

The successor corporation may exercise our same powers and rights under the Mortgage. The Mortgage will not become a lien upon any of the property or franchises of the successor corporation, except:

•	property which the successor corporation may acquire or construct which becomes an integral part of the property covered by the Mortgage;

•	property used by the successor corporation as the basis under the Mortgage for the issuance of first mortgage bonds; and

•	franchises, repairs and additional property as may be acquired, made or constructed by the successor corporation (a) to maintain, renew and preserve the mortgaged property or (b) in pursuance of some covenant or agreement under the Mortgage.

(See Mortgage Sections 17.02 and 17.03.)

The Mortgage does not restrict transactions in which we are the surviving entity. (See Mortgage Section 17.01.)

Eminent Domain Provision.    If any governmental body or agency exercises any right which it may have through eminent domain or otherwise to purchase or designate a purchaser of all or substantially all of the mortgaged property, or if we sell all or substantially all of such property to any governmental body or agency, then we shall have the right to redeem all first mortgage bonds outstanding under the Mortgage. The first mortgage bonds would be redeemed at their principal amounts plus accrued interest to the date of redemption together with any premiums as may be required. We covenant that in any of such events we will deposit with the trustee an amount in cash as needed so that all moneys then held by the trustee shall be sufficient to redeem all first mortgage bonds outstanding under the Mortgage. The trustee will then take such steps as may be necessary to effect the redemption. The trustee will use the moneys so deposited with or held by it for the redemption. If we fail to take any steps necessary to effect the prompt redemption of the first mortgage bonds, the trustee shall have the power in our name, or otherwise, to take such steps. The trustee, however, is under no obligation to take any such steps unless the amount of cash on deposit with the trustee shall be sufficient to effect the redemption. (See Mortgage Section 13.06.)

Priority and Security.    The Mortgage creates a continuing lien to secure the payment of the principal of, and interest on, all first mortgage bonds issued under the Mortgage, which are in all respects equally and ratably secured without preference, priority or distinction. The lien of the Mortgage covers substantially all of our properties (real, personal and mixed) and franchises, whether now owned or hereafter acquired, with certain exceptions, including:

•	cash,

•	shares of stock,

•	obligations (including bonds, notes and other securities),

•	property acquired for the purpose of sale or resale in the usual course of business or for consumption in the operation of our properties,

•	construction equipment acquired for temporary use,

•	vehicles and automobiles, and

•	all judgments, accounts and choses in action.

The lien of the Mortgage is subject to certain permitted liens and encumbrances:

•	restrictions, exceptions and reservations of easements, rights of way or otherwise contained in any and all deeds and/or other conveyances under or through which we claim title thereto;

•	with respect to property acquired since the execution of the Mortgage, all defects and limitations of title and all other encumbrances existing at the time of such acquisition, including any purchase money mortgage or lien created at the time of acquisition;

•	defects of title with respect to certain real estate of minor importance acquired by us since 1945;

•	liens and deeds of trust on our leasehold estate at our general offices; and

•	excepted encumbrances as defined in the Mortgage.

(See Mortgage Section 1.06 and Granting Clauses.)

Maintenance and Improvement Fund.    As long as any first mortgage bonds are outstanding under the Mortgage, we must pay annually to the trustee cash equal to 2 3/4% of the average amount of our gross property account (see Mortgage Section 9.07III) less certain credits. These credits consist of:

•	credit for ordinary maintenance and repairs to the mortgaged property in the calendar year in question;

•	credit for expenditures since August 31, 1942 for property additions that have not been made the basis for the issuance of first mortgage bonds, for a prior credit or as to which the right to have first mortgage bonds authenticated has been waived (this credit is limited to the cost of mortgaged property retired subsequent to August 31, 1942);

•	credit for property additions which could be the basis for the issuance of first mortgage bonds, but which first mortgage bonds have not yet been issued;

•	credit for outstanding first mortgage bonds surrendered to the trustee for cancellation; and

•	credit up to $2,000,000 for the payment of certain debentures which were issued in 1945 and have now been paid.

If the credits taken exceed the amount of the annual payment which would otherwise be required, the excess credits may be carried forward from year to year. We may choose to use these excess credits or to deposit cash into the fund. Any cash so deposited may be withdrawn on the basis of those credits or used to redeem first mortgage bonds. Any cash not so withdrawn or used within three years from the receipt thereof by the trustee shall be used by the trustee to redeem first mortgage bonds. The credit balance which is shown on the most recent certificate, which was filed in 2000 for the calendar year 1999 and may, therefore, be carried forward, is $78,764,570. (See Mortgage Section 9.07.)

Issuance of Additional First Mortgage Bonds.    The aggregate amount of first mortgage bonds which may be issued under the Mortgage is unlimited. The first mortgage bonds of each series shall be of such denominations, date, maturity and interest rate and may have such redemption or sinking fund provisions and such other terms as our board of directors may determine. Sinking fund provisions for first mortgage bonds of one series may be inapplicable to first mortgage bonds of another series.

The Mortgage permits the issuance of additional first mortgage bonds under Articles VI, VII or VIII.

Under Article VI, first mortgage bonds may be issued against unfunded property additions in a principal amount not exceeding 60% of the cost or fair value thereof, whichever is less, after making certain adjustments. (See Mortgage Article VI and Section 1.04.) Unfunded property additions, at March 31, 2000, amounted to $416,233,107. The Mortgage (Section 6.05) requires, as a prerequisite to the authentication of first mortgage bonds under Article VI, net earnings (as defined) for any 12 consecutive months within the 15 preceding months at least twice the amount of the annual interest requirements on all first mortgage bonds that will be outstanding under the Mortgage after such authentication. Alternatively, we may deliver a certificate to the trustee that shows our net earnings after provisions for depreciation, depletion and amortization of property, for any 12 consecutive months within the 15 months preceding the proposed issuance date of the additional first mortgage bonds, at least 2 1/4 times the amount of total annual interest charges on our funded debt, including the additional first mortgage bonds to be issued. Funded debt means all of our debt with a term of at least one year. (See Supplemental Indenture Section 4.3 or 5.4, as applicable.)

Article VII allows the issuance of first mortgage bonds based upon the retirement of first mortgage bonds previously outstanding. The principal amount of first mortgage bonds issued under Article VII may not exceed the principal amount of first mortgage bonds previously issued and retired which have not been made the basis of certain credits. As of June 30, 2000, $47 million of previously issued and retired first mortgage bonds are available to support the issuance of additional first mortgage bonds. The Mortgage also provides that so long as any of the first mortgage bonds offered by this prospectus are outstanding additional first mortgage bonds may not be issued on the basis of first mortgage bonds which were taken as a credit against any sinking fund or as a credit against the annual maintenance and improvement payment. (See Mortgage Section 7.01 and Supplemental Indenture Section 5.3.)

The Mortgage also permits the issuance of additional first mortgage bonds under Article VIII of a principal amount equal to an amount of cash deposited with the trustee. A prerequisite to the authentication of first mortgage bonds under this Article is the delivery of a net earnings certificate like that required under Article VI. (See Mortgage Section 8.01.) We may also replace the net earnings certificate with the alternative form similarly allowed under Article VI. We may later withdraw the cash after substituting either property additions or first mortgage bonds previously retired. In such case, we waive the right to issue other first mortgage bonds of a principal amount equal to the amount of cash withdrawn. (See Mortgage Section 8.02.)

Release and Substitution of Property.    Unless we are in default under the Mortgage, property may be released against:

•	cash or, to a limited extent, purchase money mortgages,

•	property additions, and

•	the waiver of the right to issue first mortgage bonds.

Any cash deposited may be withdrawn upon the basis of property additions and the waiver of the right to issue first mortgage bonds on the basis of property additions. The Mortgage contains special provisions with respect to pledged prior lien bonds. (See Mortgage Articles XI and XIII.)

Events of Default and Remedies.    A “completed default” under the Mortgage means any of the following:

•	failure to pay the principal of any first mortgage bond when due, whether at its maturity as stated therein or by declaration, redemption or otherwise;

•	failure to pay interest on any first mortgage bond within 60 days of when it is due;

•	certain events involving our bankruptcy, insolvency or reorganization for a period of 90 days or more; or

•	failure to perform any covenant, agreement or condition in the Mortgage within 90 days of notice thereof to us from the trustee.

Article XIV of the Mortgage provides that if a completed default happens, the trustee may, and upon written request of the holders of a majority in principal amount of the first mortgage bonds then outstanding will, declare the principal and accrued interest then owing immediately due and payable. However, after that declaration but before any sale under that declaration, the holders of a majority in principal amount of all outstanding first mortgage bonds may, under certain circumstances, rescind and annul the declaration if all agreements with respect to the completed default have been fully performed and all interest in arrears and expenses and charges have been paid. Upon the occurrence of a completed default, the trustee may take possession of and manage and operate the property. In addition, the trustee may sell all of the property, or those parcels as the holders of a majority in principal amount of the first mortgage bonds outstanding may determine.

Subject to the provisions of the Mortgage relating to the duties of the trustee, if an event of a completed default occurs and continues, the trustee is under no obligation to exercise any of its rights or powers under the Mortgage unless the holders of a majority in principal amount of the first mortgage bonds then outstanding have requested the trustee to take action and have adequately indemnified the trustee. In addition, the holders of a majority in principal amount of the first mortgage bonds then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee and to exercise any trust or power conferred on the trustee.

The Mortgage provides that the trustee will, within 90 days after the occurrence of a completed default, give notice to the holders of the default, unless the default is cured before the giving of the notice. In the case of a default in the payment of the principal of or interest on any of the first mortgage bonds, however, the trustee is protected in withholding notice if it determines in good faith that the withholding of the notice is in the interest of the holders of first mortgage bonds.

No holder of first mortgage bonds has any right to institute any suit, action or proceeding in equity or at law for the foreclosure of the Mortgage, for the execution of any trust, for the appointment of a receiver or any other remedy unless:

•	prior notice is given by such holder to the trustee of a completed default;

•	holders of at least 25% of the first mortgage bonds then outstanding request the trustee, and offer it reasonable opportunity, to proceed and offer it adequate security and indemnity; and

•	the trustee for 60 days after its receipt of the notice fails or refuses to institute such action.

The Mortgage also provides that a court may in its discretion require, in any suit to enforce any provision of the Mortgage or against the trustee, the filing by the party filing the suit of an undertaking to pay the costs of the suit. The court may also assess reasonable costs including attorneys’ fees against any party to the suit. These provisions do not apply, however, to a suit filed by the trustee or any bondholder for the payment of principal or interest on any first mortgage bond on or after the stated due date of the first mortgage bond.

Annual Notice to Trustee.    We are required to furnish annually to the trustee a certificate as to compliance with all conditions and covenants under the Mortgage. We must provide similar certificates to the trustee upon each release of property from the lien of the Mortgage and upon each issuance of additional first mortgage bonds.

The Trustee.    State Street Bank and Trust Company of Missouri, N.A. is the trustee under the Mortgage. It is presently contemplated that State Street Bank and Trust Company, an affiliate of the trustee under the Mortgage, will be the trustee under one or more indentures under which we may issue unsecured debt securities.

Modification of Mortgage.    Article XX of the Mortgage contains provisions permitting modification of the Mortgage by consent of the holders of 66 2/3% in principal amount of all first mortgage bonds whose rights are affected by such modification. However, no modification may:

•	extend the maturity of the principal of any first mortgage bonds,

•	reduce the rate of interest on any first mortgage bond,

•	modify any other term of payment of principal and interest,

•	deprive to any holder of a first mortgage bond the mortgage lien,

•	create a lien on the mortgaged property ranking equal or prior to the mortgage lien, or

•	reduce the percentage required for modification,

without the consent of any holder of first mortgage bonds affected by the modification. Holders of at least 75% in principal of the first mortgage bonds outstanding (including first mortgage bonds offered by this prospectus), however, may consent to the postponement of any interest payment for a period not exceeding three years from its due date.

Plan of Distribution

We may sell the first mortgage bonds in one or more series in any of three ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or to a single purchaser.

Through Underwriters or Dealers.    If underwriters are used in the sale, the first mortgage bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at the initial public offering price or at varying prices determined at the time of the sale. The first mortgage bonds may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more managing underwriters. The underwriter or underwriters with respect to first mortgage bonds will be named in the prospectus supplement relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the first mortgage bonds will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the first mortgage bonds if any are purchased.

Through Agents.    First mortgage bonds may be sold through agents designated by us from time to time. The prospectus supplement will set forth the name of any agent involved in the offer or sale of the first mortgage bonds as well as any commissions payable by us to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment.

Directly.    We may sell the first mortgage bonds directly to one or more purchasers. In this case, no underwriters or agents would be involved.

General Information.    The prospectus supplement for any first mortgage bonds will set forth the terms of the offering of those first mortgage bonds, including: (a) the name or names of any underwriters, dealers or agents; (b) the purchase price of those first mortgage bonds and the proceeds to us from their sale; (c) any underwriting discounts, agents’ commissions and other items constituting underwriting compensation; (d) any initial public offering price; and (e) any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If so indicated in the prospectus supplement for any first mortgage bonds, we may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase those first mortgage bonds from us at the initial public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Those contracts will be subject to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933 or to contribution by us with respect to payments which those agents, underwriters and dealers may be required to make in respect of those liabilities.

Experts

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Legal Opinions

Opinions as to the legality of the first mortgage bonds to be issued will be delivered by Gerald T. McNeive, Jr., our Senior Vice President—Finance and General Counsel, and by Winthrop, Stimson, Putnam & Roberts, New York, New York, counsel for the underwriters, dealers or agents.

$150,000,000

Laclede Gas Company

$50,000,000 First Mortgage Bonds, 5 1/2% Series due May 1, 2019

$100,000,000 First Mortgage Bonds, 6% Series due May 1, 2034

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

Piper Jaffray

BNY Capital Markets, Inc.

Comerica Securities, Inc.

April 21, 2004